Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

FIRST QUARTER 2020 RESULTS

•                  Results affected by COVID-19-related lockdowns beginning in March

•                  Revenue of $940 million, down 18% as global closure of casinos and gaming halls and widespread mobility restrictions significantly hinder service revenue generation

•                  Net loss of $248 million includes $296 million non-cash goodwill impairment charge; achieved Adjusted EBITDA of $309 million

•                  $2.2 billion in liquidity, comprised of $1.5 billion in unrestricted cash and $743 million in capacity under revolving credit facilities

•                  Implementation of robust business continuity plans with cost reduction and capital spending avoidance initiatives to target $500 million in savings for 2020

•                  Withdrawing 2020 profit outlook due to COVID-19 uncertainty

LONDON, U.K. — May 18, 2020 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the first quarter ended March 31, 2020. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

“After a solid start in the first two months of the year, we quickly shifted our focus to the global COVID-19 health crisis in March,” said Marco Sala, CEO of IGT. “The safety and well-being of our people, customers, and communities have been our highest priority since day one. We implemented robust business continuity plans and maintain service levels at our normal, high standards. I am grateful for the passion and perseverance the entire IGT team has demonstrated during these unprecedented times and I am confident IGT is well positioned to emerge from the crisis a stronger, even more competitive organization.”

“We’ve taken swift actions across all non-essential costs and are now switching our focus to structural cost savings initiatives. At the same time, we have adopted strict measures to preserve liquidity in the current environment,” said Max Chiara, CFO of IGT. “Given the uncertainty created by COVID-19, we are withdrawing our previous financial outlook for 2020, but we are confident that with $2.2 billion of liquidity, we are geared with sound financial flexibility to weather the storm caused by the COVID-19 pandemic.”

Overview of Consolidated First Quarter 2020 Results

				Constant
	Quarter Ended		Y/Y	Currency
	March 31,		Change	Change
	2020	2019	(%)	(%)
(In $ millions, unless otherwise noted)
Revenue	940	1,145	-18%	-16%
Operating income/(loss)	(197)	178	NM	NM
Net income/(loss) per diluted share	$(1.21)	$0.20	NM
Adjusted EBITDA	309	417	-26%	-25%
Adjusted net income per diluted share	$0.08	$0.12	-32%
Net debt	7,170	7,714	-7%

Note: Adjusted EBITDA and adjusted net income per diluted share are non-GAAP financial measures. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

First quarter 2020 results reflect the impact of global COVID-19 restrictions. Revenue declines were evident in each business segment and across all primary revenue streams. Corresponding profits were also affected.

Financial highlights:

Consolidated revenue of $940 million, down 18% from the prior year

•                  Global closures of casinos and gaming halls impact gaming service revenue

•                  Lottery service revenue lower on reduced traffic to points of sale

•                  Gaming product sales reflect fewer unit shipments in North America and International, partly offset by higher non-terminal revenue

•                  Lottery product sales growth driven by increased non-terminal revenue

Operating loss of $197 million, down from income of $178 million in the prior year

•                  Includes non-cash, non-tax-deductible goodwill impairment charge of $296 million, reducing the carrying value of the International and North America Gaming & Interactive segments

•                  Driven by lower near-term forecasts as a result of COVID-19

•                  No impact on the Company’s operations, cash flow, ability to service debt, compliance with financial covenants, or underlying liquidity

•                  Lower profit contribution due to revenue mix

•                  Service revenue contribution down on COVID-19 impacts

•                  High-margin, non-terminal revenue offsets lower terminal product sales

•                  Benefit from initial actions taken to reduce operating costs

Interest expense, net declined 2% to $101 million

Income taxes of $3 million, down from $53 million

•                  Reduced pre-tax income and associated removal of United States corporate minimum tax

•                  Lower level of foreign earnings subject to United States taxation

Net loss attributable to IGT was $248 million; adjusted net income attributable to IGT of $17 million versus $24 million in the prior year

•                  Net loss reflects goodwill impairment charge

•                  Adjusted net income includes higher foreign currency gains in the current year

Adjusted EBITDA of $309 million, down 26% from the prior-year period

Net loss per diluted share of $1.21; adjusted net income per diluted share of $0.08 compared to $0.12 in the prior year

Net debt of $7.17 billion improved 3% from $7.38 billion at December 31, 2019; Net debt leverage of 4.47x, up from 4.31x at December 31, 2019, primarily due to lower EBITDA in the first quarter of 2020

Cash and Liquidity Update

•                  Preserving cash and liquidity is the top financial priority

•                  At March 31, 2020, liquidity totalled $2.2 billion, comprised of $1.5 billion in unrestricted cash and $743 million available under revolving credit facilities

•                  During the quarter and at maturity, the Company redeemed in full its €388 million, 4.750% Senior Secured Euro Notes

•                  As announced on May 13, 2020, the terms of the Company’s revolving credit facilities and term loan were amended, providing increased flexibility to navigate through the uncertainty caused by the COVID-19 pandemic

COVID-19 Update: Withdrawing 2020 outlook

•                  The Company is withdrawing its previous 2020 outlook due to COVID-19 uncertainty

•                  IGT’s highest priority remains the safety and well-being of its employees, customers, and communities during this challenging time

•                  2020: about $500 million in cost savings / capital spending avoidance have been identified to help mitigate the impact of COVID-19; actions taken include:

•                  Temporary, company-wide salary reductions; cancellation of 2020 salary increases and short-term incentive compensation programs; furloughs and hiring freeze

•                  Significant reductions in discretionary costs such as marketing, travel, and outside services

•                  Over one-third reduction in planned maintenance capital expenditures for the balance of the year

Conference Call and Webcast

May 18, 2020, at 8:00 a.m. EDT

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers

•                  US/Canada toll-free dial-in number: +1 844 842 7999

•                  Outside the US/Canada toll-free number: +1 612 979 9887

•                  Conference ID/confirmation code: 5782965

•                  A telephone replay of the call will be available for one week

•                  US/Canada replay number: +1 855 859 2056

•                  Outside the US/Canada replay number: +1 404 537 3406

•                  ID/Confirmation code: 5782965

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2020 are calculated using the same foreign exchange rates as the corresponding 2019 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent, and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company’s business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 3485475493; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190

First Quarter Operating Segment Review

North America Gaming & Interactive

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended March 31	Q1 ‘20	Q1 ‘19	Reported	FX	Period Ended March 31	Q1 ‘20	Q1 ‘19	Change
Gaming
Total revenue	191	239	-20%	-20%	Installed base units (end of period)
Gaming services	117	155	-24%	-24%	Casino	18,676	22,713
Terminal	76	100	-24%	-24%	Casino - L/T lease (1)	917	—
Other	42	55	-24%	-24%	Total Installed base units	19,593	22,713	-13.7%
Product sales	74	84	-12%	-12%	(1) Yield calculations should exclude these units due to accounting treatment as sales-type leases
Terminal	30	63	-53%	-53%
Other	44	21	112%	112%
					Machine units shipped
Other					New/expansion	36	1,482	-97.6%
Total revenue	4	1	NM	NM	Replacement	2,036	2,544	-20.0%
Service revenue	4	1	NM	NM	Total machines shipped	2,072	4,026	-48.5%
Product revenue	0	0	0%	0%

Total
Revenue	196	240	-18%	-18%
Operating income	27	49	-45%	-49%

Revenue of $196 million, down from $240 million in the prior-year period

•                  Gaming service revenue of $117 million

•                  Casino closures impact terminal revenue

•                  Other revenue reflects multi-year poker license in the prior year

•                  Gaming product sales revenue of $74 million

•                  New/expansion shipments to Encore Boston in the prior year

•                  Significant non-terminal revenue related to a multi-year strategic agreement

•                  Systems revenue in-line with prior year on Advantage install at Isleta Resort & Casino and strong add-on sales

Operating income of $27 million, down from $49 million in the prior year

•                  Impact of casino closures

•                  Partly offset by benefit from initial actions to reduce operating costs

North America Lottery

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended March 31	Q1 ‘20	Q1 ‘19	Reported	FX	Period Ended March 31	Q1 ‘20	Q1 ‘19	Change
Gaming
Total revenue	34	41	-17%	-16%	Installed base units (end of period)
Gaming services	33	41	-19%	-18%	VLT - Government sponsored	13,559	14,799	-8.4%
Terminal	19	25	-26%	-26%
Other	15	16	-7%	-5%	Lottery same-store revenue growth
Product sales	1	0	NM	NM	Instant ticket & draw games			1.6%
					Multistate jackpots			-33.3%
Lottery					Total lottery same-store revenue growth			-3.0%
Total revenue	214	254	-16%	-16%
Lottery services	201	240	-16%	-16%
FMC	204	208	-2%	-2%
Instant ticket & draw games	171	170	1%	1%
Other services	34	38	-13%	-13%
LMA	(3)	32	NM	NM
Product sales	13	14	-9%	-9%

Other
Total revenue	2	0	NM	NM
Service revenue	2	0	NM	NM

Total
Revenue	251	296	-15%	-15%
Operating income	44	76	-41%	-41%

Revenue of $251 million compared to $296 million in the prior-year period

•                  Lottery service revenue of $201 million

•                  Solid mid-single-digit same-store revenue growth in January/February period was offset by mobility restrictions implemented in March

•                  LMA revenue reflects accrual for penalties due to lower jackpot activity during the lotteries’ fiscal year (ending June 30) and lower overall activity due to COVID-19

•                  Gaming service revenue impacted by closure of VLT venues

Operating income of $44 million compared to $76 million in the prior year

•                  LMA dynamics and closure of VLT venues

•                  Partly offset by modest benefit from initial actions to reduce operating costs

International

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended March 31	Q1 ‘20	Q1 ‘19	Reported	FX	Period Ended March 31	Q1 ‘20	Q1 ‘19	Change
Gaming
Total revenue	72	81	-11%	-8%	Installed base units (end of period)
Gaming services	23	30	-25%	-20%	Casino	9,653	10,666	-9.5%
Terminal	9	12	-28%	-21%	VLT - Government sponsored	5,110	4,419	15.6%
Other	14	18	-23%	-20%	Total installed base units	14,763	15,085	-2.1%
Product sales	49	51	-3%	0%
Terminal	23	35	-36%	-34%	Machine units shipped
Other	27	15	73%	78%	New/expansion	83	382	-78.3%
					Replacement	1,525	2,593	-41.2%
Lottery					Total machines shipped	1,608	2,975	-45.9%
Total revenue	82	74	11%	14%
Lottery services	62	70	-10%	-7%	Lottery same-store revenue growth
FMC	62	70	-10%	-7%	Instant ticket & draw games			-3.8%
Instant ticket & draw games	47	56	-15%	-12%	Multistate jackpots			-15.7%
Other services	15	14	9%	15%	Total lottery same-store revenue growth			-4.6%
Product sales	20	4	344%	344%

Other
Total revenue	10	17	-40%	-31%
Service revenue	10	17	-41%	-31%
Product sales	0	0	0%	0%

Total
Revenue	164	172	-5%	-1%
Operating income	28	14	107%	121%

Revenue of $164 million, down from $172 million in the prior-year period

•                  Gaming product sales down 3%; stable at constant currency

•                  Fewer unit shipments impact terminal revenue

•                  Other product sales higher on Italy AWP upgrades

•                  Lottery product sales includes non-terminal revenue related to Czech Republic contract extension

•                  Lottery service revenue of $62 million

•                  Low-single-digit same-store revenue growth in January/February was more than offset by impact of mobility restrictions implemented in March

•                  Gaming service revenue reflects casino closures

•                  Other service revenue down on sale of Poland commercial services in prior year

Operating income of $28 million, up from $14 million in the prior year

•                  High-margin software license

•                  Modest benefit from initial actions to reduce operating costs

Italy

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended March 31	Q1 ‘20	Q1 ‘19	Reported	FX	Period Ended March 31	Q1 ‘20	Q1 ‘19	Change
					(In €millions, except machines)
Gaming
Total revenue	95	153	-38%	-36%
Gaming services	95	153	-38%	-36%	Lottery
Terminal	78	137	-43%	-41%	Lotto wagers	1,713	2,142	-20.0%
Other	17	16	7%	10%	10eLotto	1,189	1,544	-23.0%
Product sales	0	0	0%	0%	Core	420	501	-16.2%
					Late numbers	61	47	29.9%
Lottery					MillionDAY	44	50	-12.5%
Total revenue	148	204	-27%	-25%
Lottery services	148	204	-27%	-25%	Scratch & Win wagers	1,908	2,386	-20.0%
FMC	148	204	-27%	-25%
Instant ticket & draw games	195	252	-23%	-20%	Italy lottery revenue growth			-24.8%
Other services	(47)	(49)	-3%	0%
Product sales	0	0	0%	0%	Gaming
					Installed base (end of period)
Other					VLT - Operator (B2C)	10,863	10,995	-1.2%
Total revenue	86	80	8%	12%	VLT - Supplier (B2B)	7,458	7,847	-5.0%
Service revenue	86	80	8%	12%	AWP	38,426	40,746	-5.7%
Product sales	0	0	0%	0%	Total installed base	56,747	59,588	-4.8%

Total					Wagers
Revenue	329	437	-25%	-22%	VLT - Operator (B2C)	745	1,503	-50.5%
Operating income	85	147	-42%	-39%	AWP	686	939	-27.0%
					Interactive wagers (gaming)	589	489	20.4%

					Other
					Sports betting wagers (1)	218	274	-20.5%
					Sports betting payout (%) (1)	79.2%	83.3%	-4.1 pp

(1) Includes virtual wagers and pools & horses

Revenue of $329 million, down from $437 million in the prior-year period

•                  Lottery service revenue reflects strict COVID-19 mobility restrictions

•                  Gaming service revenue reflects closure of gaming halls, higher taxes, and age-verification regulations; Interactive wagers rise 20%

•                  Commercial services revenue higher

Operating income of $85 million compared to $147 million

•                  Impact of COVID-19 restrictions

•                  Partly offset by modest benefit from initial actions to reduce operating costs

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

Unaudited

	For the three months ended
	March 31,
	2020	2019

Service revenue	783,301	991,031
Product sales	156,894	153,885
Total revenue	940,195	1,144,916

Cost of services	521,827	595,327
Cost of product sales	91,099	100,185
Selling, general and administrative	163,593	201,837
Research and development	60,737	66,118
Goodwill impairment (1)	296,000	—
Other operating expense, net	4,218	3,297
Total operating expenses	1,137,474	966,764

Operating (loss) income	(197,279)	178,152

Interest expense, net	(100,662)	(103,069)
Foreign exchange gain, net	70,360	58,602
Other expense, net	(3,386)	(498)
Total non-operating expenses	(33,688)	(44,965)

(Loss) income before provision for income taxes	(230,967)	133,187

Provision for income taxes	3,132	52,692

Net (loss) income	(234,099)	80,495

Less: Net income attributable to non-controlling interests	14,189	40,241

Net (loss) income attributable to IGT PLC	(248,288)	40,254

Net (loss) income attributable to IGT PLC per common share - basic	(1.21)	0.20
Net (loss) income attributable to IGT PLC per common share - diluted	(1.21)	0.20

Weighted-average shares - basic	204,435	204,300
Weighted-average shares - diluted	204,435	204,742

(1) Reduces the carrying value of the International and North America Gaming & Interactive segments by $193 million and $103 million, respectively

International Game Technology PLC

Consolidated Balance Sheets

($ thousands)

Unaudited

	March 31,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	1,457,524	662,934
Restricted cash and cash equivalents	160,677	231,317
Trade and other receivables, net	630,695	1,006,127
Inventories	181,959	161,790
Other current assets	614,690	571,869
Total current assets	3,045,545	2,634,037
Systems, equipment and other assets related to contracts, net	1,252,439	1,307,940
Property, plant and equipment, net	144,991	146,055
Operating lease right-of-use-assets	345,759	341,538
Goodwill	5,131,178	5,451,494
Intangible assets, net	1,773,134	1,836,002
Other non-current assets	1,827,339	1,927,524
Total non-current assets	10,474,840	11,010,553
Total assets	13,520,385	13,644,590

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	897,328	1,120,922
Current portion of long-term debt	377,917	462,155
Short-term borrowings	113,088	3,193
Other current liabilities	842,833	882,081
Total current liabilities	2,231,166	2,468,351
Long-term debt, less current portion	8,136,080	7,600,169
Deferred income taxes	339,314	366,822
Operating lease liabilities	317,754	310,721
Other non-current liabilities	387,699	413,549
Total non-current liabilities	9,180,847	8,691,261
Total liabilities	11,412,013	11,159,612
Commitments and contingencies
Shareholders’ equity	2,108,372	2,484,978
Total liabilities and shareholders’ equity	13,520,385	13,644,590

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the three months ended
	March 31,
	2020	2019
Cash flows from operating activities
Net (loss) income	(234,099)	80,495
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Goodwill impairment	296,000	—
Depreciation	98,020	105,331
Amortization	70,126	68,084
Amortization of upfront license fees	50,496	52,289
Debt issuance cost amortization	5,210	5,783
Stock-based compensation	(12,968)	9,590
Deferred income taxes	(23,214)	267
Foreign exchange gain, net	(70,360)	(58,602)
Other non-cash items, net	(1,159)	8,192
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables	344,189	24,145
Inventories	(15,478)	(20,448)
Accounts payable	(189,544)	(27,817)
Other assets and liabilities	(159,951)	(100,695)
Net cash provided by operating activities	157,268	146,614

Cash flows from investing activities
Capital expenditures	(99,698)	(119,185)
Proceeds from sale of assets	5,970	1,888
Other	10,689	2,208
Net cash used in investing activities	(83,039)	(115,089)

Cash flows from financing activities
Proceeds from long-term debt	987,711	35,666
Net proceeds from short-term borrowings	109,936	33,201
Net receipts from (payments of) financial liabilities	50,585	(44,662)
Dividends paid	(40,887)	—
Principal payments on long-term debt	(431,965)	—
Capital increase - non-controlling interests	2,030	333
Dividends paid - non-controlling interests	(15,558)	(13,439)
Other	(2,328)	(2,000)
Net cash provided by financing activities	659,524	9,099

Net increase in cash and cash equivalents, and restricted cash	733,753	40,624
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(9,803)	(16,807)
Cash and cash equivalents, and restricted cash at the beginning of the period	894,251	511,777
Cash and cash equivalents, and restricted cash at the end of the period	1,618,201	535,594

Supplemental Cash Flow Information:
Interest paid	(181,987)	(183,777)
Income taxes paid	(11,035)	(18,835)

International Game Technology PLC

Net Debt

($ thousands)

Unaudited

	March 31,	December 31,
	2020	2019

6.250% Senior Secured Notes due February 2022 (1)	1,507,401	1,491,328
4.750% Senior Secured Notes due February 2023 (2)	925,379	948,382
5.350% Senior Secured Notes due October 2023 (1)	60,860	60,885
3.500% Senior Secured Notes due July 2024 (2)	543,752	557,331
6.500% Senior Secured Notes due February 2025 (1)	1,090,369	1,089,959
3.500% Senior Secured Notes due June 2026 (2)	814,690	835,105
6.250% Senior Secured Notes due January 2027 (1)	743,575	743,387
2.375% Senior Secured Notes due April 2028 (2)	542,774	556,403
Senior Secured Notes, long-term	6,228,800	6,282,780

Term Loan Facilities due January 2023 (2)	934,847	1,317,389
Revolving Credit Facilities due July 2024 (1) (2)	972,433	—
Long-term debt, less current portion	8,136,080	7,600,169

4.750% Senior Secured Notes due March 2020 (2)	—	434,789
5.500% Senior Secured Notes due June 2020 (1)	27,325	27,366
Term Loan Facilities due January 2023 (2)	350,592	—
Current portion of long-term debt	377,917	462,155

Short-term borrowings	113,088	3,193
Total debt	8,627,085	8,065,517

Less: Cash and cash equivalents	1,457,524	662,934
Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024	—	20,464

Net debt	7,169,561	7,382,119

(1) U.S. dollar-denominated debt
(2) Euro-denominated debt

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC

Reconciliations of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	For the three months ended
	March 31,
	2020	2019

Net (loss) income	(234,099)	80,495
Provision for income taxes	3,132	52,692
Interest expense, net	100,662	103,069
Foreign exchange gain, net	(70,360)	(58,602)
Other non-operating expense, net	3,386	498
Operating (loss) income	(197,279)	178,152
Goodwill impairment	296,000	—
Depreciation	98,020	105,331
Amortization - purchase accounting	46,670	48,204
Amortization - non-purchase accounting (1)	73,952	72,169
Stock-based compensation	(12,968)	9,590
Other (2)	4,118	3,227
Adjusted EBITDA	308,513	416,673

Cash flows from operating activities	157,268	146,614
Capital expenditures	(99,698)	(119,185)
Free Cash Flow	57,570	27,429

Net (loss) income attributable to IGT PLC	(248,288)	40,254
Foreign exchange gain, net	(70,360)	(58,602)
Goodwill impairment	296,000	—
Depreciation and amortization - purchase accounting	46,982	48,836
Other (2)	4,118	3,227
Income tax impact on adjustments (3)	(11,924)	(9,404)
Adjusted net income attributable to IGT PLC	16,528	24,311
Weighted-average shares - diluted	204,435	204,742
Adjusted weighted-average shares - diluted (4)	205,068	204,742
Net (loss) income attributable to IGT PLC per common share - diluted	(1.21)	0.20
Adjusted net income attributable to IGT PLC per common share - diluted	0.08	0.12

(1) Includes amortization of upfront license fees

(2) Includes restructuring expense and transaction-related costs

(3) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated

(4) Adjusted weighted-average shares — diluted includes shares that were excluded from the GAAP computation, due to the net loss as reported

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended March 31	Q1 ‘20	Q1 ‘19	Reported	FX	Period Ended March 31	Q1 ‘20	Q1 ‘19	Change
Gaming
Total revenue	393	515	-24%	-22%	Installed base units (end of period)
Gaming services	269	380	-29%	-28%	Casino	28,329	33,379	-15.1%
Terminal	181	275	-34%	-33%	Casino - L/T lease (1)	917	—	NM
Other	88	105	-17%	-15%	VLT - Government sponsored (ex-Italy)	18,669	19,218	-2.9%
Product sales	124	135	-8%	-7%	VLT - Italy supplier (B2B)	7,458	7,847	-5.0%
Terminal	53	99	-47%	-46%	Total installed base units	55,373	60,444	-8.4%
Other	72	37	96%	99%	Yield (average gross revenue per unit per day)	$22.69	$27.57	-17.7%
					(1) Yield calculations should exclude these units due to
Lottery					accounting treatment as sales-type leases
Total revenue	444	532	-17%	-15%
Lottery services	412	514	-20%	-18%	Additional Italian network details:
FMC	415	481	-14%	-12%	VLT - Operator (B2C)	10,863	10,995	-1.2%
Instant ticket & draw games	413	478	-13%	-12%	AWP	38,426	40,746	-5.7%
Other services	2	4	-55%	-80%
LMA	(3)	32	NM	NM	Machine units shipped
Product sales	32	18	76%	76%	New/expansion	119	1,864	-93.6%
					Replacement	3,561	5,137	-30.7%
Other					Total machines shipped	3,680	7,001	-47.4%
Total revenue	103	98	5%	10%
Service revenue	103	98	5%	10%
Product sales	0	0	0%	0%	Global lottery same-store revenue growth
					Instant ticket & draw games			-0.1%
Consolidated					Multistate jackpots			-31.0%
Revenue	940	1,145	-18%	-16%	Total lottery same-store revenue growth (ex-Italy)			-3.7%
Operating Income:					Italy lottery revenue growth			-24.8%
Segment total	185	285	-35%	-34%
Purchase accounting	(343)	(49)	NM	NM
Corporate support	(39)	(58)	-33%	30%
Total	(197)	178	-211%	-210%